Exhibit 99.3

Stratasys to Acquire Solid Concepts and Harvest Technologies Investor Conference Call

Forward Looking Statement Certain information included or incorporated by reference in this presentation may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "believe," "should," "intend," "project" or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the Harvest Technologies and Solid Concepts merger) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company's ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to successfully integrate MakerBot, Solid Concepts and Harvest Technologies and other acquired entities into Stratasys; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company's strategy; government regulations and approvals; changes in customers' budgeting priorities; litigation and regulatory proceedings; and those factors referred to under "Risk Factors", "Information on the Company", "Operating and Financial Review and Prospects", and generally in the company's annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission and in other reports that the Company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company's SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Solid Concepts, Harvest Technologies & RedEye: Creating a Leading Strategic Platform Focused on Meeting Customers’ Additive Manufacturing Needs Provides Stratasys with Significant Additive Manufacturing and End-Use Parts Production Capabilities, Infrastructure, Capacity and Process Knowhow

Services: Large and Growing Opportunity Source: Wohlers 2013 Primary services– includes parts produced directly on additive manufacturing systems by service providers Secondary services– includes tooling (molds, dies, etc.) produced from AM patterns, tooling produced directly using additive manufacturing systems, and molded parts and castings produced from this tooling CAGR: ~$2 billion opportunity

Diverse Set of Technologies and Services Technology Powder Binding Phase PolyJet SLA FDM SLS DMLS (Metal AM) CNC Cast Urethanes (silicon mold) Tooling & Injection Molding Die Casting Concepts Design / Engineering Prototype Low Volume Production Mass Production

Highlights of the Compelling Transactions Terms Stratasys to acquire Solid Concepts for total consideration of up to $295 million $172 million on closing (or, if settled in cash, part on closing and part six months after closing), deferred payments of $60 million and up to $63 million in retention-related payments The value of a portion of the purchase price as well as the deferred and retention-related payments may increase or decrease in line with the market price of Stratasys shares Stratasys to acquire Harvest Technologies for an undisclosed amount payable in cash, shares or a combination Strategic Benefits Creates a leading strategic platform focused on meeting customers’ AM needs through expanded technology and business offering Provides significant manufacturing and end-use parts production capabilities, infrastructure, capacity, process knowhow Parts sell 3D printers and 3D printers sell parts Financial Benefits Transaction expected to be accretive to Stratasys’ non-GAAP EPS within first 12 months after closing Solid Concepts and Harvest Technologies have strong financial track records Management Structure Upon closing Solid Concepts and Harvest Technologies will be combined with RedEye Joe Allison, President of Solid Concepts, will lead combined parts business Path to Close Subject to customary closing conditions; transactions expected to close early in the upcoming third quarter Transactions are Consistent with Our Strategic Imperatives and M&A Strategy

Strong Strategic Fit Creates Leading Strategic Platform Provides Stratasys with ability to offer customers a more comprehensive solution based on multiple technologies that address a broad spectrum of additive manufacturing needs Strengthens Stratasys’ direct digital manufacturing & end use parts production expertise Solid Concepts has deep knowledge of manufacturing & vertical focus on medical and aerospace Harvest Technologies has experience in end use parts production, and related materials & systems knowhow Opportunity to Leverage Significant Manufacturing Services Capabilities Allows Stratasys to expand into a broad range of capabilities and applications expertise across wide range of new and existing applications Strong and experienced management teams of Solid Concepts and Harvest Technologies, combined with RedEye, provide deep process knowhow around using additive manufacturing for production applications Creates Opportunity For Cross-selling Synergies Stratasys expects to leverage cross sell opportunities following integration of Solid Concepts, Harvest Technologies and RedEye to generate long-term synergies with the company’s system business

Acquisitions Support Our Strategic Imperatives Lead in Prototyping Introduce Niche Vertical Applications Expand the Direct Digital Manufacturing (DDM) Business Accelerate New Solutions to the Market Improve 3D Printing Accessibility Improve Customer Intimacy

Solid Concepts Business Snapshot Founded: 1991 HQ: Valencia, CA Employees: ~450 Customers: 5,000+ Sales: Largest direct sales force in the industry Applications: Vertical specialization in medical and aerospace Facilities: 6 facilities in the US; 1 partnership in Shenzhen China (injection molding tools & parts) Square Footage: 165,068 Revenue: ~$65 million in 2013 * Based on 2013 Figures Solid Concepts Highlights Service Offering* Key Industries Served*

Harvest Technologies Business Snapshot

Stratasys FOR A 3D WORLD™

Harvest Technologies Highlights

- **Founded:** 1995 **HQ:** Belton, TX
- **Employees:** ~80
- **Customers:** ~1,000
- **Applications:** Diverse verticals with expertise in aerospace
- **Facilities:** One high-tech 40,000 sq. ft facility

Service Offering*



Traditional Manufacturing
Additive Manufacturing

Key Industries Served*



Other
Consumer
Aerospace
Rapid Prototyping - Service Bureau
Industrial
Engineering, Design % CAD
Medical
Energy - Oil & Gas / Petrochemical

* Based on 2013 Figures

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Solid Concepts & Harvest Technologies Cross Selling Synergies Parts Sell 3D Printers 3D Printers Sell Parts Establish a Fulfillment Platform for Expanding EUP Strategy Operate as a Growing, Profitable Business Unit Within SSYS

Organizational Structure Combined organization led by Joe Allison, President of Solid Concepts, with support of the strong management teams of Solid Concepts, Harvest Technologies and RedEye

Roadmap to Completion Clear path to completion Transaction subject to customary closing conditions Transactions expected to close early in the upcoming third quarter

Transactions Enhance Shareholder Value Creates Leading Strategic Platform Enables Stratasys to Leverage Significant Additive Manufacturing Services Experience Creates Opportunity For Cross-selling Synergies Compelling Financial Benefits

We are Stratasys We shape lives by revolutionizing the way things are made We are innovation We are fearless leaders We are customer driven Our quality matters Our people make the difference